FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of                  March, 2004
                ----------------------------------------------------------------




                              BVR TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


               Raul Wallenberg 12, Ramat Hayal, Tel Aviv, Israel.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  |X|                Form 40-F   |_|

Acquisition of Technoprises

      Effective as of February 18, 2004, BVR Technologies Ltd., an Israeli corporation (the "Company") completed the acquisition (the "Transaction") of all of the outstanding share capital of Technoprises Apros and Chay Ltd., an Israeli corporation ("Technoprises") in consideration for which the Company issued an aggregate of 88,539,309 ordinary shares (the "Shares"), par value NIS .01 to the shareholders (the "Shareholder") of Technoprises or their designees. The details of the Transaction and certain related transactions were set forth in a proxy statement of the Company which was filed with the Securities and Exchange Commission under cover of Form 6-K on January 21, 2004.

      At the request of the Shareholders, the following Shares were issued by the Company to the following designees: 7,500,000 Shares were issued to four institutional investors in a private placement offering (discussed below); 2,250,000 Shares were issued to Comverse Ltd.; and 21,509,045 Shares were issued to various persons who had contributed technologies, know-how or services to the Company or its subsidiaries.

Private Placement

      Effective as of March 3, 2004, the Company issued 7,500,000 Shares to four institutional investors in a private placement offering at a purchase price of $0.09 per share. The number of Shares issued may be increased pursuant to a reset option if the market price of the ordinary shares falls below certain benchmarks during the thirty days following the effective date of a registration statement for such Shares. In addition, the Company issued to the investors for an aggregate consideration of $75,000 one Class A, one Class B and one Class C Purchase Warrant for each ordinary share purchased. Each Warrant is exercisable to purchase one ordinary share. The per Warrant Share exercise price is $.35 per A Warrant; $.20 per B Warrant; and $.50 per C Warrant. The A Warrants and C Warrants are exercisable from and after the issue date and for thirty-six (36) months thereafter. All Warrants are callable on 30 days' notice provided the closing bid price of the ordinary shares is at or above 200% of the relevant exercise price for thirty consecutive trading days. A C Warrant may be exercised by a holder of a C Warrant only as to the same number of Warrant Shares as such holder has exercised a B Warrant. The B Warrants will be exercisable commencing on the actual date that a registration statement registering the Warrant Shares has been declared effective by the SEC, and for the first sixty (60) days of effectiveness of such registration statement. The Company has agreed to file a registration statement by April 2, 2004 to register the Shares (including the Warrant Shares) for sale by the investors.

Management

      In connection with the closing of the Transaction, the following persons were appointed to serve as directors of the Company: Prosper Abitbol, Adam Ofek and Avigdor Olshansky. Mr. Abitbol was also appointed Chairman of the Board and Chief Executive Officer of the Company and Mr. Ofek was appointed President of the Company.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BVR TECHNOLOGIES LTD.
                                    (Registrant)


                                    By:   /S/ Adam Ofek
                                       -----------------------
                                          Adam Ofek
                                          President


Dated: March 15, 2004